Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Pound sterling amounts in thousands)

	2010		2011	2012		2013		2014	Nine Months Ended March 31, 2015
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investee	£(44,273)		£12,004	£(4,664)		£(8,793)		£40,503	£4,496
Add: Fixed charges	106,075		44,444	47,437		41,333		28,452	19,080
Add: Amortization of capitalized interest	—		—	—		—		—	—
Add: Distributed income of equity investee	—		—	—		—		—	—
Add: Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	—		—	—		—		—	—
Subtract: Capitalized interest	—		—	—		—		—	—
Total adjusted earnings	£61,802		£56,448	£42,773		£32,540		£68,955	£23,576

Fixed charges:
Interest expensed and capitalized(1)	£103,325		£44,821	£45,845		£38,269		£25,732	£16,758
Amortization of premiums, discounts and capitalized expenses relating to indebtedness	2,268		(819)	863		2,144		1,936	1,623
Estimated interest portion of rental expense	482		442	729		920		784	699
Total fixed charges	£106,075		£44,444	£47,437		£41,333		£28,452	£19,080

Ratio of earnings to fixed charges:	—	(2)	1.27	—	(2)	—	(2)	2.42	1.24
Amount of the coverage deficiency	£44,273		—	£4,664		£8,793		—	—

(1)   Interest expensed and capitalized consists of our total finance costs, less (i) for each period presented, amortization of issue discount, debt finance and debt issue costs on our secured term loan facility and our senior secured notes due 2017 (the “2017 Notes”), and (ii) for each of the fiscal years ended June 30, 2011, 2012 and 2013, premiums paid by us in connection with repurchases of the 2017 Notes.

(2)   The ratio coverage was less than 1:1.